Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30
	2004	2003
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$6,434	4,350
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(235)	(64)
Fixed charges, excluding capitalized interest*	387	555

	$6,586	4,841

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$304	457
Capitalized interest	219	151
Interest expense relating to guaranteed debt of greater-than-fifty-percent-owned companies	—	2
Interest portion of rental expense	75	84

	$598	694

Ratio of Earnings to Fixed Charges	11.0	7.0

*	Includes amortization of capitalized interest totaling approximately $8 million in 2004 and $12 million in 2003.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.